Tel Aviv, August 5, 2008
91290 / AI

Mr. Lior Matza, CPA
Vuance Ltd.
1 Hamaalot Street
POB 5039
Kadima 60920

Dear Sir,

re:	Clarifications regarding the Decision
not to continue in the position

Further to our conversations:

-	I explained that a professional opinion has been expressed in my firm that, under the present circumstances, it is not logical to continue in the position.

1.	The main activity takes place at a number of sites in the USA.

2.	The main office-holders are also located at the various sites in the USA.

3.
There are difficulties with the timetables in undertaking an audit overseas, primarily because of the desire of the directors for postponement of the audit until after completion of structural changes in the USA (closure of sites, reduction of manpower).

-	It should be clarified, therefore, that the decision I reported to you is from considerations which are not because of findings or any information in our possession that requires different reporting.

-	In addition, it was explained that the SOX team in my firm is ready and willing to continue giving assistance to the extent required.

-
We recommend that the Company seriously consider performing an internal audit in the USA, despite activity that has already been changed. It would perhaps be worth referring to local professionals in the USA and, thereby, it might also be possible to cut back on costs which have been so burdensome.

Yours faithfully,
( - )
Shmuel Rosenblum, CPA
Rosenblum - Holtzman
Certified Public Accountants